                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Studio Plus Hotels, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   864003108
                                (CUSIP Number)

                               Robert A. Brannon
                    Senior Vice President, Chief Financial
                       Officer, Secretary, and Treasurer
                          Extended Stay America, Inc.
                         450 E. Las Olas Boulevard
                           Ft. Lauderdale, FL 33301

                                 954-713-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 16, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [x].

The information required in the remainder of this cover page (the pages numbered 2 through 14 herein) shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 864003108                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Extended Stay America, Inc.
        I.R.S. Identification No.:  36-3996573
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,455,927*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0*
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,455,927*

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%*
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      TYPE OF REPORTING PERSON*
14
      CO
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                           *SEE ITEM 5 OF TEXT BELOW

   This Schedule 13D relates to the proposed acquisition by Extended Stay America, Inc., a Delaware corporation, ("ESA"), of all of the outstanding stock of Studio Plus Hotels, Inc., a Virginia corporation ("Studio Plus"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated January 16, 1997, among ESA, Studio Plus and ESA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ESA ("Merger Sub"), whereby Studio Plus is to be merged with and into Merger Sub (the "Merger") and each outstanding share of common stock of Studio Plus would be converted into the right to receive 1.2272 shares of common stock of ESA. A copy of the Merger Agreement is listed herein as Exhibit 1 and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

   This Statement relates is the common stock, par value $.01 per share, of Studio Plus (the "Shares"). The principal executive offices of Studio Plus are located at 1999 Richmond Road, Suite Four, Lexington, Kentucky 40502.

ITEM 2. IDENTITY AND BACKGROUND

   (a)-(c), and (f). This statement is being filed by ESA, the principal executive offices of which are located at 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301. The names, business addresses and present principal occupations of the directors and executive officers of ESA are set forth in Appendix A which is attached hereto and incorporated herein by reference. All of the directors and executive officers of ESA are citizens of the United States.

   (d). During the last five years, neither ESA nor, to the best of ESA's knowledge, any of its directors or executive officers listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

   (e). During the last five years, nor, to the best of ESA's knowledge, any of its directors or executive officers listed on Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The Stockholder Agreement described in Item 4 hereof was entered into by Mr. Cowgill as an inducement to ESA to enter into the Merger Agreement. If ESA exercises the Option (as defined below), it will pay cash from its working capital for the shares purchased under such Option.

ITEM 4. PURPOSE OF TRANSACTION

   As a condition to the execution of the Merger Agreement, ESA and Norwood Cowgill, Jr., Chairman of the Board and President of Studio Plus ("Mr. Cowgill") and Cowgill Partners, L.P., a limited partnership controlled by Mr. Cowgill ("Cowgill Partners"), entered into a Stockholder Agreement dated January 16, 1997 (the "Stockholder Agreement"), pursuant to which Mr. Cowgill and Cowgill Partners granted to ESA (i) a proxy (the "Proxy") to represent and vote the 985,927 Shares beneficially owned by Mr. Cowgill and the 470,000 Shares beneficially owned by Cowgill Partners (the "Cowgill Shares") with respect to the Merger or any other business combination of Studio Plus with any other party or on any other business presented to the stockholders of Studio Plus that has been the subject of preliminary proxy materials filed by Studio Plus with the Securities and Exchange Commission (the "Commission") (subject to a requirement to vote in favor of the Merger), and (ii) an option (the "Option") to purchase the Cowgill Shares at a cash price of $25.00 per share. A copy of the Stockholder Agreement is listed herein as Exhibit 2 and is incorporated herein by reference. If ESA were to exercise the Option in full, it would own approximately 11.6% of the shares outstanding as of the date hereof.

   The Option is exercisable in the event that the Merger Agreement is terminated by: (i) Studio Plus, upon receipt of a proposal with respect to a merger, consolidation, reorganization, exchange, plan of liquidation, or similar transaction other than with ESA ("Alternative Proposal"), or (ii) ESA, in the event that the Board of Directors of Studio Plus shall have (a) withdrawn or modified its approval or recommendation of the Merger or the Merger Agreement, or (b) adopted resolutions to accept or implement an Alternative Proposal.

   During the term of the Stockholder Agreement, each of Mr. Cowgill and Cowgill Partners agreed (i) not to sell, transfer, pledge, encumber or otherwise dispose of the Cowgill Shares, (ii) not to solicit or encourage inquiries or proposals for the acquisition of all or any part of the securities, assets or business of Studio Plus except as required by Mr. Cowgill's fiduciary duties as a director of Studio Plus, and (iii) not to engage in any negotiations with potential acquirers of Studio Plus other than ESA except as required by Mr. Cowgill's fiduciary duties as a director of Studio Plus. The Stockholder Agreement expires on the first to occur of (i) the closing of the Merger, or (ii) the date 180 days after the termination of the Merger Agreement.

   The purpose of the Stockholder Agreement is to facilitate ESA's acquisition of Studio Plus. To the extent the Option is exercised, a party other than ESA seeking to acquire Studio Plus would have to pay for ESA's holdings of Studio Plus Shares as well as the holdings of all other then current Studio Plus stockholders and, if such a transaction were effected at a price over $25.00 per share, ESA would receive the benefit of such premium. In addition, the Proxy assures that the Cowgill Shares covered thereby will be voted in favor of the Merger with ESA.

   Upon effectiveness of the Merger, the Certificate of Incorporation of Merger Sub will become the Certificate of Incorporation of the surviving corporation, which Certificate will be amended to change the name of Merger Sub to Studio Plus (the "Surviving Corporation"). The Certificate of Incorporation of Merger Sub provides for an authorized capitalization of 1,000 shares of common stock, par value $.01 per share, 100 of which would be issued and owned by ESA.

   If the Merger is completed as planned, the current board of directors of Studio Plus will resign and the sole director of Merger Sub shall be the initial director of the Surviving Corporation. ESA anticipates that Studio Plus's current management will be retained.

   If the Merger is completed as planned, ESA expects to cause Studio Plus to seek to have its shares deregistered under the Securities Exchange Act of 1934, and to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System.

   Other than as described above, ESA has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although it reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) ESA may be deemed to be the beneficial owner of the 1,455,927 Cowgill Shares which it has a right to vote and acquire pursuant to the Stockholder Agreement. Based on the number of shares outstanding as of January 15, 1997 (as represented by Studio Plus in the Merger Agreement), the aggregate of 1,455,927 Cowgill Shares would constitute 11.6% of the outstanding Studio Plus Shares (if ESA exercised the Option in full). ESA disclaims beneficial ownership of all Cowgill Shares, subject to the Stockholder Agreement.

   Except as set forth above, neither ESA nor, to the best of ESA's knowledge, any director or executive officer of ESA listed on Appendix I hereto beneficially owns any Shares.

   (b) ESA has sole power to vote (subject to a requirement to vote in favor of the Merger Agreement and limited to matters presented to the stockholders of Studio Plus that have been the subject of preliminary proxy materials filed by Studio Plus with the Commission) the Cowgill Shares pursuant to the Stockholder Agreement. ESA will have sole power to dispose of any Cowgill Shares it acquires pursuant to the Option. Unless and until ESA acquires any Cowgill Shares, ESA has no power to dispose of any Cowgill Shares.

   (c) The Stockholder Agreement was executed on January 16, 1997.

   (d) ESA will have the exclusive right to receive dividends from, or the proceeds from the sale of, all Cowgill Shares it acquires pursuant to the Option. Until such Option is exercised, ESA has no right to receive dividends from, or the proceeds from the sale of, such Cowgill Shares.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   See Item 4 for a description of the Stockholder Agreement which is incorporated herein by reference.

   ESA has agreed to pay Donaldson, Lufkin & Jenrette Securities Corporation an investment banking fee which is customary for the type of transaction contemplated by the Merger Agreement.

   Except as set forth above, to the best of ESA's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Studio Plus, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith or incorporated by reference:

Exhibit No.                 Description
-----------                 -----------
1.                          Agreement and Plan of Merger, dated January 16,
                            1997, among Extended Stay America, Inc., ESA Merger
                            Sub, Inc., and Studio Plus Hotels, Inc. (filed as
                            Exhibit 2.1 to ESA's Current Report on Form 8-K
                            dated January 16, 1997 and incorporated herein by
                            reference).

2.                          Stockholder Agreement, dated January 16, 1997, among
                            Norwood Cowgill, Jr., Cowgill Partners, L.P., and
                            Extended Stay America, Inc.

3.                          Engagement Letter, dated January 14, 1997, between
                            Extended Stay America, Inc., and Donaldson, Lufkin &
                            Jenrette


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 EXTENDED STAY AMERICA, INC.

                                 By:   /s/ Robert A. Brannon
                                       ---------------------
                                       Robert A. Brannon
                                       Senior Vice President, Chief Financial
                                       Officer, Secretary, and Treasurer

                                   APPENDIX A
                                   ----------



The following individuals are executive officers or directors of ESA. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 450 E. Las Olas Boulevard, Ft. Lauderdale, Florida 33301.

                                 TITLE OF
NAME                             REPORTING PERSON
----                             ----------------
H. Wayne Huizenga                Chairman of the Board of Directors
-----------------

George D. Johnson, Jr.           President, Chief Executive Officer,
----------------------           and Director

Robert A. Brannon                Senior Vice President,
-----------------                Chief Financial Officer, Treasurer,
                                 and Secretary

Michael R. Beck                  Vice President--Real Estate of ESA
---------------                  Management, Inc., a wholly-owned subsidiary
                                 of ESA

Corry W. Oakes                   Vice President--Construction of ESA
--------------                   Management, Inc.


Gregory R. Moxley                Vice President--Finance and Controller
-----------------

Michael M. Wilson                Vice President--Marketing of ESA
-----------------                Management, Inc.

Shawn R. Ruben                   Vice President--Development of ESA
--------------                   Management, Inc.

Robert W. Levis                  Vice President--Corporate Development of
---------------                  ESA Management, Inc.

Harold E. Wright                 Senior Vice President--Real Estate of ESA
----------------                 Management Inc.


Donald F. Flynn                  Director and Chairman and Chief Executive
---------------                  Officer of Flynn Enterprises, Inc.
                                 Flynn Enterprises, Inc.
                                 676 N. Michigan Avenue, Suite 4000
                                 Chicago, Illinois 60611


Stewart H. Johnson               Director and Chairman of the Board of
------------------               Directors, Chief Executive Officer, and
                                 President of Morgan Corporation


John J. Melk                     Director and Chairman and Chief Executive
------------                     Officer of H\\2\\0 Plus, Inc.
                                 676 North Michigan Avenue
                                 39th Floor
                                 Chicago, Illinois 60611

Peer Pedersen                    Director and Chairman of the Board of
-------------                    Pedersen & Houpt, P.C.
                                 161 N. Clark Street
                                 Suite 3100
                                 Chicago, Illinois  60601-3224
